SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K/A of Prudential plc supersedes and replaces the report on Form 6-K of Prudential plc filed on June 5, 2013.

PRUDENTIAL PLC APPOINTS NEW NON-EXECUTIVE DIRECTOR

ALICE SCHROEDER TO JOIN BOARD ON 10 JUNE 2013

Prudential plc (“Prudential”) today announces that Alice Davey Schroeder is to join the Board on 10 June 2013 as an independent non-executive director and member of the Audit Committee. Ms Schroeder brings to the position a deep experience and understanding of the insurance industry and its regulatory framework, both in the US and globally. In addition, Michael Garrett is to retire from the Board on 31 August 2013 after almost nine years of service.

Ms Schroeder was a Managing Director at Morgan Stanley leading its Global Insurance Equity Research team before becoming a senior adviser to the bank. She began her career as a qualified accountant at Ernst & Young before working for the Financial Accounting Standards Board in the US.

Commenting on the appointment, Paul Manduca, Chairman of Prudential, said:

“I am delighted Alice is joining the Board. She is highly respected by the international investment community and the roles she has undertaken have given her considerable insight into all aspects of the global insurance industry, including its regulation and accounting. On behalf of the Company, I would also like to thank Mike Garrett for his many years of service, during which time his international business experience has been of considerable value to the Board.”

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3719	Raghu Hariharan	+44 (0)20 7548 2871
Robin Tozer	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860

Further information:

Biographical details

Alice Schroeder is an independent board member of Cetera Financial Group and an independent director of WebTuner Corp. She is a member of the National Association of Corporate Directors, WomenCorporateDirectors and a board member of The Committee of 200 Foundation. Alice began her career as a qualified accountant at Ernst & Young in 1980 where she worked for 11 years before leaving to join the Financial Accounting Standards Board as a manager. From September 1993 she worked as an analyst at Paulsen, Dowling Securities before leading teams of analysts specialising in property-casualty insurance, first as a Managing Director of Oppenheimer & Co and then at PaineWebber & Co. In June 2000 she joined Morgan Stanley, becoming a Managing Director in 2001 heading the Global Insurance Equity Research team and, separately, the US team of top-ranked analysts specialising in property-casualty insurance. In May 2003 Alice became a senior adviser at Morgan Stanley leaving in November 2009. She is a highly respected analyst and the author of the official biography of Warren Buffett, Chairman and CEO of Berkshire Hathaway. Age 56.

Shareholding

Ms Schroeder holds no interest in any shares of Prudential under the meaning of Part XV of the Hong Kong Securities and Futures Ordinance.

Length of service

Non-executive directors are usually appointed for an initial three-year term, commencing with their election by shareholders at the first Annual General Meeting following their appointment. They are typically expected to serve for two three-year terms from their initial election by shareholders, although the Board may invite them to serve for an additional period.

Remuneration

Non-executive directors are not eligible to participate in annual bonus plans, long-term incentive plans or pension arrangements. Their fees are determined by the Board and reflect their individual responsibilities, including committee membership as appropriate.

Ms Schroeder’sannual fee at appointment will be £112,500 consisting of a basic fee of £87,500 plus an additional fee of £25,000 for her committee role.

Save as disclosed above, there are no matters relating to the appointment of Ms Schroeder that need to be disclosed pursuant to Listing Rule 9.6.13 (1) - (6) of the Listing Rules of the Financial Conduct Authority.

Save as disclosed above, there is no further information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. Ms Schroeder and Mr Garrett have confirmed that there are no other matters that need to be brought to the attention of shareholders of Prudential.

About Prudential plc

Prudential plc is incorporated in England and Wales, and its affiliated companies constitute one of the world’s leading financial services groups. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for 165 years and has £405 billion in assets under management (as at 31 December 2012). Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This document may contain ‘forward-looking statements’ with respect to certain of Prudential’s plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential’s beliefs and expectations, and including, without limitation, statements containing the words “may”, “will”, “should”, “continue”, “aims”, “estimates”, “projects”, “believes”, “intends”, “expects”, “plans”, “seeks” and “anticipates”, and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential’s actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates, and the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union’s ‘Solvency II’ requirements on Prudential’s capital maintenance requirements; the impact of competition, economic growth, inflation and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards, accounting standards, or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential’s actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential’s forward-looking statements can be found under the ‘Risk Factors’ heading in the Annual Report and the ‘Risk Factors’ heading of Prudential’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the ‘Risk Factors’ heading of any subsequent Prudential Half Year Financial Report. Prudential’s most recent Annual Report, Form 20-F and any subsequent Half Year Financial Report are/will be available on its website at www.prudential.co.uk.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise, except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

	By:	/s/ Alan F. Porter
Alan F. Porter
Group Company Secretary